INVEST IN **PENDRAM**

Invest in an Entire Portfolio of Breakthrough High Tech Smart Storage Products!



pendram.com San Diego CA

Software | Hardware | Technology | Ecommerce | B2C

OVERVIEW DETAILS UPDATES 6 WHAT PEOPLE SAY 12 ASK A QUESTION 2

Highlights

1. Woman Founded/CEO leading the company with over 25 years of expertise in launching technology products.
2. Totally unique and compelling "Smart" product line based on core, patent pending technology.
3. Investment includes entire portfolio of breakthrough high tech products for "Smart Storage".
4. Seasoned team has proven track record in start-ups delivering fast cash exits for Investors.
5. Flagship "Smart-Lid" Product chosen as Tommy Chong favorite for 2020 with strong demand.
6. Clear need and demonstrated demand for a high tech storage solution. Huge market potential.

Our Team



Mary June Makoul CEO and Founder

25+ years of high tech management and marketing with numerous awards and accolades for innovation in branding and strategic vision.

> Many storage applications require optimum humidity, temperature and air flow to achieve long term positive results. There was a need for a miniaturized smart atmospheric control technology that can benefit multiple industries.



Jon Siann CTO and Founder

Previous company generated $24M cash exit leveraging less than $2.8M in Angel investments in less than 15 months.

High Tech Smart Storage Solutions



Creating a new category of products that solve critical quality, safety and preservation challenges for multiple industries through proprietary, miniaturized Intelligent Atmospheric Control (IAC) Technology.



Pendram
CREATING THE PERFECT ATMOSPHERE
INTELLISPHERE IAC
Intelligent Atmospheric Control
HUMIDITY TEMPERATURE - AIR FLOW
Cannabis/Tobacco/Cigars
Food/Pantry
Breast Milk
SMART-LID
CULINARY VISION
Smart-milk
Redefining the Breast Milk Experience















CULINARY VISION
HOME
THE PROBLEM
THE COUNTER CAVE
CONTACT US
WELCOME!
Introducing...
The Counter Cave
WATCH THE COUNTER CAVE VIDEO NOW
Creating the Perfect Atmosphere - Culinary, Pantry
Culinary Vision
The Counter Cave creates the perfect atmosphere and replicates the unique conditions found in Artisanal Cheese-Aging Caves to achieve sharper, more complex flavors. Patent Pending.
FIND OUT MORE





Groundbreaking Technology
Creates the perfect atmosphere and replicate the unique conditions found in Artisanal Cheese-Aging Caves to achieve sharper, more complex flavors.










HOME
WHY SMART-LID
BUY NOW!
SMART-LID
MOBILE APP
CONTACT US
MORE
1-833-STOR-420
CURE,
DRY & STORE
"In The Perfect Atmosphere"
The Only High Tech Solution For
Precise Cannabis Storage!
BUY ONE GET ONE FREE FOR A LIMITED TIME!


SMART-LID
The Only High TechSolution For
Precise Cannabis Storage!
Dries, Cures & Stores
"In the Perfect Atmosphere"
Automated & Odor Free...
www.smart-lids.com


Tommy Chong Partnership
and Celebrity Endorsements
• Smart-Lid was chosen as a Tommy Chong FAVORITE for 2020
• Tommy Chong Smart-Lid Social Media Blitz Campaign – $2,500 likes in one day
• Follow-up video campaign Q3/Q4 - Press Release, Social Media Ads, Celebrity Influencers
Strategic Partnerships In Development:
VETERANS
WOUNDED WARRIOR PROJECT
SMART-LID
Drys, Cures and Stores
In the Perfect Atmosphere
Automated & Odor Free!
A Tommy Chong Favorite for 2020
BUY ONE GET ONE FREE
FEATURES & BENEFITS
Maximizes Flower Potency, Aroma and Flavors
Protects Delicate Terpenes and Cannabinoids
Controls All Features Remotely By Smartphone
Child, Theft and Tamper Resistant Locking System
Set Access Permissions For Select Family and Friends
Monitor Supply With Internal Light and Camera
Set Custom Code Action Alerts
Non-Stick Rainbow Metallic Finish
6 Color Coded Flashing Rim Light Alerts
3 Month Rechargeable Battery
www.smart-lids.com
The ONLY High Tech solution that takes the guesswork out of precise storage ensuring your cannabis & hemp are always
"In The Perfect Atmosphere"













SMART WARDEN
Perfecting Quality, Efficiency & Predictability
August 07 2019
9:15 am
R H
55%
metrc
Sync Status
Temperature
74°F
Security Alarm
System Log
No Events
Alerts
GPS Track & Trace Map
Menu
ERP
Sync Status
Settings
Menu
Permissions
Camera
Power
History
5"
5"
PATENT PENDING
• Initial Design Complete
• Provisional Patent Filed
• Projected shipping 2021
• Target $399 - GM 75%
• Target $10 Per Unit Monthly
Service Revenue - GM 95%

CREATING THE PERFECT ATMOSPHERE WITH
PRECISE MONITORING FROM ANYWHERE IN THE
WORLD!
CIGAR
WARDEN
SMOKINGSTOGIE.COM